Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Tom Kluck

RE:	Caesars Entertainment Resort Properties, LLC

Registration Statement on Form S-4

Filed October 16, 2014

File No. 333-199393

Dear Mr. Kluck:

On behalf of Caesars Entertainment Resort Properties, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Tom Kluck, dated November 14, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Securities and Exchange Commission

Response to Comment 1

The Company will supplementally provide the Staff with support for all quantitative and qualitative business and industry data used in the registration statement. In accordance with Rule 418 of the Securities Act of 1933, as amended, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof. The Company further confirms that none of the materials were prepared for the Company specifically and the Company did not compensate the party that prepared these reports or studies other than ordinary course subscription fees for publicly available reports or studies where applicable.

Cautionary Statement Regarding Forward-Looking Statements, page 52

2.	The safe harbor for forwarding-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1 to delete the reference to the Private Securities Litigation Reform Act of 1995.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

3.	Please discuss management’s general philosophies and practices with respect to the use of promotional allowances.

Response to Comment 3

For reference, the Company uses Promotional Allowances to attract customers to visit its casinos and as a reward for their play to increase customer loyalty (which is why it is typically measured against casino revenue). The Company provides amounts of Promotional Allowances to customers that enable it to attract visitation while remaining profitable.

As background, the Company describes in its Management’s Discussion and Analysis the key drivers of year over year changes in results of operations. Because promotional allowances have remained relatively consistent both in gross dollars and as a percentage of casino revenue (approximately 30% of casino revenues) for each of the three year periods ended December 31, 2013, the Company has not expanded its discussion unless it is a primary driver of results. We refer you to the table below depicting this as well as Note 10 “Casino Promotion Allowances” in the Company’s Combined and Consolidated Financial Statements which provides the estimated retail value of promotional allowances and the estimated cost of providing such promotional allowances.

Securities and Exchange Commission

	2011	2012	2013
Casino revenue	$1,229.0	$1,192.7	$1,128.6
Promotion allowance	$363.0	$351.5	$339.4
	30%	29%	30%

4.	We note your disclosure on page 76 regarding the tracking of VIP wagering volume (turnover) for the purposes of calculating incentives at the Paris Las Vegas. To the extent that management tracks any other specific volume indicators on a portfolio or per property basis, such as drop, hold percentage, handle or win percentage, please expand your disclosure to discuss these measures and to the extent that changes in those indicators impacted operating results, discuss such impact.

Response to Comment 4

Approximately 84% of the Company’s revenue comes from rated, or trackable play. As this is based upon its customers’ joining its Total Rewards program, its ability to track rated play is dependent upon voluntary actions by its customers. Therefore, while the Company believes that rated play is an important component of both gaming volumes and hold, it is not necessarily indicative of the results for a specific property or the Company as a whole. Accordingly, when a subcategory of play, such as rated play, VIP (defined as guests with a theoretical daily loss greater than $400) or VVIP customers (defined as guests with a theoretical daily loss between $1,000 and $74,999) are a significant driver of results, the Company discloses such facts as exhibited below in its updated Management’s Discussion and Analysis for the nine months ended September 30, 2014 on page 59 of Amendment No. 1.

“Net revenues for the nine months ended September 30, 2014 increased $49.8 million, or 3.3%, compared with the prior year period. As described above, revenue increased primarily due to the opening of The LINQ and the High Roller in 2014. In addition, rooms revenue increased with a 13.5% increase in average daily rate paid for rooms sold, excluding fully complimentary rooms (“cash ADR”) to $101.60 in 2014 from $89.50 in 2013. Partially offsetting these increases was a casino revenue decline of $35.1 million, or 4.1%, on increased promotional activities, classified as a reduction of revenue, mainly in Atlantic City, and unfavorable hold in Las Vegas, primarily related to VIP play at Paris.”

In addition, management tracks a large number of metrics related to volumes and percentages not limited to the metrics that you have indicated in Comment 4 included above. However, the Company strives to keep its disclosures consistent with the following guidance provided in FR-72:

•	in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital

Securities and Exchange Commission

resources, changes in financial condition and results of operations (both in the context of profit and loss and cash flows);

•	companies should identify and discuss key performance indicators, including non-financial performance indicators, that their management uses to manage the business and that would be material to investors;…

•	companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

The Company believes that these two goals of MD&A as set forth in FR-72 are not mutually exclusive, but rather should be taken together to assess the total mix of information that it discloses to its investors. As such, when a metric either (1) is critical to promote an understanding of the company’s financial condition, liquidity and capital resources, changes in financial condition and results of operations (both in the context of profit and loss and cash flows) or (2) indicates a known trend that is reasonably likely to have a material effect on financial condition or operating performance – the Company discloses such metrics.

Our Business and Properties, page 75

The LINQ, page 77

5.	We note that you estimate that annual base rent at this property will produce approximately $17 million in gross rent revenues. Please explain to us the basis for this project. Refer to Item 10(b) of Regulation S-K for guidance.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to clarify that this projection is based on current lease arrangements.

6.	Based on your disclosure, it is unclear whether this property is still in development or has begun operations. Please revise to clarify.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to clarify that this property fully began operations in 2014.

Management, page 93

7.	With respect to your directors, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Securities and Exchange Commission

Response to Comment 7

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 through 98 of Amendment No. 1.

The Exchange Offer, page 142

Expiration Date; Extensions; Amendments; Termination, page 142

8.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. Please refer to Rule 14d-1(g)(3) and Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 8

The Company hereby confirms that the exchange offer will be open at least through midnight on the 20th business day following the commencement of the exchange offer. While the expiration time will occur at 5:00 p.m. on a calendar date to be determined by the Company once the Registration Statement has been declared effective, the expiration time of 5:00 p.m. will occur no earlier than on the 21st business day following the commencement of the exchange offer. As a result, the exchange offer will be open for at least 20 full business days.

9.	We note that you reserve the right “to delay accepting the old notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response to Comment 9

The Company will be entitled to delay acceptance of any initial notes only due to an extension of the exchange offer, which may occur if any of the conditions listed under “The Exchange Offer—Conditions to the Exchange Offer” on page 149 of Amendment No. 1 have not been satisfied or waived by the Company. The Company believes that this arrangement is consistent with Rule 14e-1(c), as the exchange notes will be issued or, in the event of withdrawal, rejection of tender or expiration or termination of the exchange offer, initial notes not accepted will be returned, promptly after the initial notes are accepted or rejected, as applicable. In response to the Staff’s comment, the Company has revised the disclosure on pages 144 of Amendment No. 1.

Securities and Exchange Commission

Note 19 – Subsequent Events, page F-29

Bondholder Disputes, page F-29

10.	We note the pending litigation brought against CEOC by certain of its bondholders. We also note your disclosure that if CEOC bondholders prevail, it could have a material adverse effect on your business, financial condition and results of operations. Please expand your disclosure to elaborate upon how judgments against CEOC in these matters could materially adversely affect CERP. Please also disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response to Comment 10

In response to the Staff’s comment, the Company has revised the disclosure on pages F-29 through F-31 of Amendment No. 1.

Exhibits

11.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy for us to review as correspondence on EDGAR.

Response to Comment 2

The Company has filed the remainder of all required exhibits with Amendment No. 1.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3405 or Monica K. Thurmond at (212) 373-3055.

Respectfully submitted,

/s/ Robert C. Goldstein
Robert C. Goldstein

Enclosure

cc:	Scott E. Wiegand, Esq.

Caesars Entertainment Resort Properties, LLC

Michael J. Stein, Esq.

Caesars Entertainment Resort Properties, LLC

Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP